Suite 1204- 120 Adelaide St. W
Toronto, Ontario
M5H 1T1
www.adiraenergy.com
t. 416.361.2211
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TSX.V: ADL

News Release

ADIRA ENERGY APPLIES FOR EXTENSION OF DRILL CONTRACT AND SPUD
DATES ON ITS SAMUEL LICENSE, OFFSHORE ISRAEL

TORONTO, April 5, 2013 /CNW/ - ADIRA ENERGY LTD. (TSXV: ADL) (OTCBB: ADENF) (FRANKFURT: AORLB8). Adira Energy Ltd. (“Adira” or the “Company”) announces today that on March 27, 2013, it applied to the Ministry of Energy and Water of the State of Israel for an extension of the dates for the execution of a drilling contract and for the spud of the first well on the Samuel license, offshore Israel, indicated below:

	Current Milestones	Requested Extension
Contract Date	March 31, 2013	March 31, 2014
Spud Date	April 30, 2013	September 30, 2014

About Adira Energy Ltd.

Adira Energy Ltd. is an oil and gas company which is focused in the Eastern Mediterranean. The Company has three petroleum exploration licenses offshore Israel; the Gabriella, Yitzhak and Samuel Licenses. These licenses are located respectively 10 km offshore between Netanya and Ashdod, 17 km offshore between Hadera and Netanya and adjacent to the coast between Ashkelon and Bat-Yam. The Company also has an option on the Yam Hadera License, offshore Israel, which is located 30 kilometers offshore Israel, between Hadera and Haifa and North West of Adira’s Yitzhak license.

For more information contact:

Canada	Israel
Alan Friedman	Irit Radia
Exec. Vice President	Corp. Dev. Arad Communications
contact@adiraenergy.com	iritr@euroisrael.co.il
+1 416 250 1955	+972-3-7693333 or +972-54-6699311

Julia Maxwell
Manager, Investor Relations
jmaxwell@adiraenergy.com
+1 416 361 2211

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